                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.     )*


                      AUTONOMOUS TECHNOLOGIES CORPORATION
                      -----------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                          --------------------------
                        (Title of Class of Securities)


                                 05329 H 10 5
                                 ------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The Information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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
  CUSIP NO. 05329 H 10 5                                13G                              PAGE 2 OF 5 PAGES
---------------------------                                                           --------------------
-----------------------------------------------------------------------------------------------------------------------------------

             1               NAME OF REPORTING PERSON
                             CIBA VISION GROUP MANAGEMENT, INC.

                             SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             22-3264556
-----------------------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [  ]
                                                                                (b)  [  ]
-----------------------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION

                                 DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF SHARES
       BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH
                                   5     SOLE VOTING POWER

                                         1,256,550
                                   ------------------------------------------------------------------------------------------------
                                   6     SHARED VOTING POWER

                                         - 0 -
                                   ------------------------------------------------------------------------------------------------
                                   7     SOLE DISPOSITIVE POWER

                                         1,256,550
                                   ------------------------------------------------------------------------------------------------
                                   8     SHARED DISPOSITIVE POWER

                                         - 0 -
-----------------------------------------------------------------------------------------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,256,550
-----------------------------------------------------------------------------------------------------------------------------------
            10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                             CERTAIN SHARES*

                             NOT APPLICABLE.
-----------------------------------------------------------------------------------------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             18.579%
-----------------------------------------------------------------------------------------------------------------------------------

                               Page 2 of 5 Pages
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-------------------------------------------------------------------------------
            12               TYPE OF REPORTING PERSON*

                             CO
-------------------------------------------------------------------------------
ITEM 1.

(a) Name of Issuer:          Autonomous Technologies Corporation

(b) Address of Issuer's Principal Executive Offices:  520 N. Semoran Blvd.
                                                      Orlando, FL  32807


ITEM 2.

(a) Name of Persons Filing:               CIBA Vision Group Management, Inc.

(b) Address of Principal Business Office: 11460 Johns Creek Parkway
                                          Duluth, GA  30136

(c) Citizenship/Place of Organization:    Delaware

(d) Title of Class of Securities:         Common Stock

(e) CUSIP Number:                         05329H 10 5


ITEM 3.     NOT APPLICABLE.

ITEM 4.     OWNERSHIP

(a) Amount Beneficially Owned:            1,256,550

(b) Percent of Class:                     18.579%

(c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


ITEM 4. CONTINUED:


CIBA has the right to acquire additional shares pursuant to the Strategic Alliance Agreement (the " Agreement") described below. CIBA and Autonomous Technologies Corporation (the "Company") have entered into an Agreement whereby CIBA paid a designated dollar amount to the Company and agreed to provide in-kind services of equal value over a three-year period.

   The Agreement with CIBA provides that the Company shall pay commissions to CIBA in the amount of 6% of certain revenues. The CIBA commissions are limited to an aggregate amount except as described below. In the event the Company has not paid commissions to CIBA totalling a designated amount or more by May 15, 1999, the Company must deliver to CIBA shares of Common Stock (the "Additional Shares"), and continue to pay commission until the designated aggregate amount is reached. If the Additional Shares are issued, the number of such shares must be adjusted so that the Additional Shares have a market value of a designated amount on May 15, 1999. The number of Additional Shares to be delivered to CIBA in 1999, 529,500 shares of Common Stock, is also subject to certain adjustments pursuant to anti-dilution provisions, such as selling stock at a price lower than $5.33 per share, stock splits and stock dividends. If the Company has paid the designated amount or more in commissions to CIBA by May 15, 1999, the Company may, at its option, deliver the Additional Shares to CIBA or continue paying commissions for five additional years at the rate of 6% of certain revenues.

                               Page 3 of 5 Pages
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          CIBA may, at its sole discretion, terminate the Agreement upon 180 days notice to the Company. In such event, the Company would be obligated to continue to pay to CIBA for up to three years beyond termination the 6% commission on certain revenues. Additionally, CIBA has the right to terminate the Agreement upon 30 days notice should there be a change of control of the Company. CIBA also has the right to terminate the Agreement upon 30 days notice if it determines, in its sole discretion, that the Company's core technology or the commercial essence of the technology is not patentable, or that additional licenses are necessary, are not obtained or would have a material adverse impact upon the commercial value of the Company's technology. CIBA also has the right to terminate such agreement (i) if the Company materially breaches such agreement and does not cure such breach within the cure period, (ii) if the Company becomes insolvent, or (iii) if the control of the Company falls into the hands of a competitor to CIBA. Early termination of the Agreement pursuant to its terms would not relieve the Company from its obligation to deliver the Additional Shares. However, in the event CIBA exercises its discretionary authority to terminate the Agreement prior to the expiration of the three-year in-kind service period, and prior to the expenditure of a designated amount for in-kind services, the Company would be entitled to a pro rata reduction in the number of Additional Shares to be delivered.

ITEM 5.               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                      PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.              CERTIFICATION

The certification is not applicable. CIBA purchased the shares prior to the Company becoming a reporting company as described in the registration statement filed by the Company under the Securities Act of 1933, as amended, effective as of May 1, 1996, file number 333-2068.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1997.


CIBA VISION GROUP MANAGEMENT, INC.


By: /s/  Christopher G. Fitzpatrick
         --------------------------

Title: General Counsel & Corporate Secretary
       -------------------------------------


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